FLUENT, INC.

300 Vesey Street, 9th Floor

New York, New York 10282

September 5, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Re:	Fluent, Inc.
Registration Statement on Form S-3
Filed August 28, 2024
File No. 333-281805

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fluent, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it becomes effective at 5:00 p.m., Eastern Time, on September 9, 2024, or as soon thereafter as possible.

Please notify Nazia Khan of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (202) 747-2651 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Sincerely,

FLUENT, INC.

By:	/s/ Daniel Barsky
Name:	Daniel Barsky
Title:	General Counsel